Mail Stop 3561

January 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Timothy J. Cope
President and Chief Financial Officer
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

      **Re:**    **Lakes Entertainment, Inc.**
              **Form 10-K/A for the year ended December 31, 2006**
              **Filed October 19, 2007**
              **File No. 000-24993**

Dear Mr. Cope:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief